Exhibit 15.2

May 9, 2023

Robert Day

Acting Chief Executive Officer

Futuris Company

22 Baltimore Road

Rockville, MD 20850

Re:	Futuris Company
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed April 13, 2023
File No. 024-12082

Dear Robert Day:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed April 13, 2023

Cover Page

1.	We note your disclosure that you estimate “that this offering will commence within two days of qualification.”

●	Please update this disclosure, if true, to clarify that the re-commencement date of the offering will be within two days of the qualification of this post-qualification amendment.

●	Please disclose the date when the offering initially commenced.

●	Please update the offering termination disclosure to make explicit what date you will use to determine the date which is one year from this offering circular being qualified by the SEC (i.e., the initial qualification date, December 13, 2022, or the qualification date for this post-qualification amendment).

Robert Day

Futuris Company

May 9, 2023

2.	We note your disclosure that, “[u]pon qualification of this offering by the SEC, a $220,000 principal amount convertible note . . . will, by its terms, be eligible for conversion into Company Offered Shares . . . at the election of its holders, at the offering price for all of the Company Offered Shares, $_______ [0.10-0.20] per share converted.” In connection therewith:

●	Please revise to update your disclosure here and throughout the offering circular, as applicable, to reflect that this offering was qualified on December 13, 2022, and revise to clarify how this changes whether the note is eligible for conversion and any related consequences.

●	To the extent that the note converts “at the offering price for all of the Company Offered Shares,” please clarify whether the conversion price is therefore $0.10, the offering price set forth in the Rule 253(g)(1) offering circular supplement filed on December 15, 2022, or if it is your subsequent offering price of $0.08 that you set in February, or alternatively an offering price that you intend to fix upon qualification of this amendment.

●	Please revise to reconcile with your disclosure on page F-10 that “[t]he note was due on January 18, 2023, and is convertible at the lesser of $0.10 or 50% of the lowest price during the prior 20 days of conversion.” Also please clarify the amount of the note, as your disclosure on page F-10 also states that the note was issued “in the amount of $22,000” as opposed to $220,000.

●	Please revise to update your discussion of the note as applicable throughout the circular to reflect that the note is past due. In particular, disclose the amount currently due (including interest) on page 12 in your “Use of Proceeds” section, and clarify whether the interest rate has now increased from 10% to the “Default Interest” rate of 15%, as specified in the executed convertible promissory note filed as exhibit 6.2 to your qualified offering statement. Also please revise footnote (3) on the cover page to include the interest (in addition to the principal amount) that you are deducting from the anticipated amount of proceeds received by you.

3.	We note your disclosure that “the single share of Special 2019 Series A Preferred Stock shall have 60% of all votes at any annual or special meeting of our shareholders.”

●	Please also disclose here the conversion rights held by Mr. Doki, as you disclose on page 18.

●	In you risk factor on page 9 entitled “The single outstanding share . . . ,” please revise to discuss the anti-takeover effects of such structure.

Robert Day

Futuris Company

May 9, 2023

●	Please revise your risk factors to include a detailed discussion of the material risks relating to the Series A Preferred Stock, including a discussion of the potential conflict of interest presented by a misalignment of Mr. Doki’s voting control and economic interest, as well as a discussion of the attractiveness and liquidity of the Series A share.

In addition, please tell us where in your articles of incorporation or other charter documents the terms of the Special 2019 Series A Preferred Stock are designated, and please tell us the provisions of Wyoming law you are relying on to permit such designation, particularly the voting rights of the series.

Plan of Distribution, page 14

4.	We note your disclosure that “[t]he Offered Shares have not been qualified under the securities laws of any state or jurisdiction.” However, we note that, prior to qualification of your initial offering statement on December 13, 2022, you represented “that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission” in your qualification request, dated December 9, 2023. Revise to clarify whether the State of Colorado qualified or registered this offering.

Selling Shareholders, page 16

5.	We note that footnote (3) indicates that both Madhavi Doki and AJB Capital Investments, LLC are the “wife of Seresh Doki.” We also note that footnote (4) does not appear to refer to any particular section of your Selling Shareholder disclosure. Revise to clarify.

Description of Securities, page 17

6.	Please revise to describe your Series F Preferred Stock and Series G Preferred Stock, as your disclosure states that you have outstanding shares of each series. Refer to Item 14(a)(3) of Form 1-A.

7.	Please clearly describe any applicable forum selection clause in your charter or bylaws, including the relevant forum for litigation and any subject matter jurisdiction carve out. As applicable, revise your risk factors to describe any resulting risks or other impacts on investors.

Business, page 19

8.	We note your disclosure that you “acquire majority ownership in companies . . . ” and that you operate “through six subsidiaries,” as well as your disclosure on page F-10 indicating that you acquired all such subsidiaries in 2021. To provide a complete picture of your business for investors, revise to clarify that you acquired all six subsidiaries in 2021, clarify whether such entities are wholly-owned and provide a complete description of such acquisitions in accordance with Item 7(a)(vii) of Form 1-A. In particular, tell us whether you are subject to any material outstanding obligations or liabilities with respect to such acquisitions, and if so, revise to include a discussion of such agreement and the related material terms. As examples only, we note that (i) the acquisition agreement filed as exhibit 7.4 indicates that you are subject to an “earn-out” provision pursuant to which you may be required to pay a percentage of your net profits generated from the TalentBeacon business to the sellers in such transaction, and (ii) your discussion of the $1,013,000 promissory note on page F-10 indicates that you have outstanding payments due on 1/31/2025 in connection with your acquisition of Cadan Technologies.

Robert Day

Futuris Company

May 9, 2023

9.	Where you discuss the percent revenue generated “[o]n an annualized basis” for each subsidiary, revise to clarify which year and update to also provide the relevant percentage for the interim period you present in your next amendment. We also note that the relevant percentages associated with each entity appear to exceed 100% when aggregated. Please revise to reconcile such inconsistency, or to the extent your businesses’ revenue streams overlap, please revise to clarify.

10.	Where you disclose that your “company is a global network,” revise to explain the basis for this statement and discuss the extent to which you operate internationally (e.g., whether your international operations are limited to your TalentBeacon business). In connection therewith, also include a discussion of the related regulations in your sub-section entitled “Regulations” on page 21.

COVID-19, page 23

11.	We note your disclosure that “[t]o date, we believe that COVID-19 has had a material impact on our company’s operations, due to diminished customer traffic in our retail locations during the last two years.” Revise to explain what you mean by your “retail locations” here and elsewhere, as applicable (e.g., page 10), as your discussion of your “Business Operations” on page 20 does not indicate you operate through retail locations. Also revise to clarify whether COVID-19 continues to materially impact your operations “to date,” as it appears that you are attributing this impact to “diminished customer traffic” in the two years ending July 31, 2022.

Results of Operations, page 23

12.	Please expand your discussion of results of operations for the periods presented to provide greater clarity for the reasons why significant changes occurred in revenues, cost of revenues, gross profit or loss, selling, general and administrative expenses and any other significant income statement line items.

Financial Condition, Liquidity and Capital Resources, page 25

13.	We note your disclosure that “[a]s of the date of this Offering Circular, we had one outstanding convertible promissory note (the Subject Convertible Note).” Revise to also discuss your additional outstanding notes that you discuss on page F-10, to provide investors with a complete picture of your material commitments in accordance with Item 9(b) of Form 1-A. In particular, revise to discuss the December 31, 2021 promissory note in the amount of $1,013,000 and the April 26, 2021 note in the amount of $1 million, and file such agreements pursuant to Item 16 of Form 1-A. Additionally, revise to discuss the April 19, 2021 note promissory note issued to AJB Capital Investments LLC in the amount of $420,000, which we note you filed as exhibit 6.1 but do not appear to discuss in the offering statement.

Robert Day

Futuris Company

May 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Capital Resources, page 25

14.	We note your statement that your current cash position is adequate to maintain present levels of operations through at least the first half of 2023, but you must obtain additional capital from third parties, including in this offering. Considering your offering is on a ‘best efforts’ basis, please explain the effect on your operations if you fail to obtain additional capital.

Executive Compensation, page 28

15.	We reviewed your executive compensation disclosure and note the following:

●	Please revise to clarify that the 2021 line item in your compensation table provides the 2021 compensation of Mr. Pathuri, as footnote (2) indicates.

●	Please reconcile the disclosure in footnotes (1) and (2), which state that you issued shares of stock to Mr. Pathuri as compensation, with your disclosure that there were no “Stock Awards . . . granted by the Board of Directors for the years ended July 31, 2022, and 2021.” In connection therewith, explain why Mr. Pathuri’s 2022 compensation is categorized as his “Salary,” while his 2021 compensation is disclosed as “All Other Compensation,” as the footnotes indicate that the form of compensation for each year was the same.

●	Please explain why you appear to be including the $100,932 accrued amount as part of Mr. Pathuri’s total 2022 compensation, but you appear to exclude the $12,922 accrued amount in Mr. Pathuri’s 2021 compensation.

●	To balance your disclosure of Mr. Day’s current compensation, please disclose Mr. Pathuri’s compensation in 2023. In this regard, your disclosure on page 19 indicates that he continued to serve as Principal Executive Officer until March 29, 2023.

Security Ownership of Certain Beneficial Owners and Management, page 29

16.	Please revise to also disclose the amount and nature of beneficial ownership acquirable pursuant to Item 12 of Form 1-A and Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. In this regard, we note your disclosure that the beneficial ownership table does not give effect to the conversion of the outstanding shares of Special 2019 Series A Preferred Stock or Series M Preferred Stock. The table also does not account for the shares underlying the outstanding $220,000 convertible note.

Robert Day

Futuris Company

May 9, 2023

Financial Statements, page F-1

17.	We note that you restated your financial statements as of July 31, 2022. Please revise to disclose prominently, on the face of the financial statements, that they have been restated and provide a note to the financial statements that explains and quantifies revisions made, in accordance with FASB ASC 250-10-50-7.

Consolidated Balance Sheets, page F-2

18.	We note that the total stockholders’ equity as of July 31, 2022, of $2,954,388, as shown here, does not agree to the total stockholders’ equity for the same period as presented on page F-5. Please reconcile the totals and corresponding underlying balances. Also, please ensure that the total issued and outstanding number of shares shown here, and the corresponding number on page F-5, reconcile.

Consolidated Statements of Operations, page F-3

19.	Please provide earnings per share disclosure on the face of your income statement as required by FASB ASC 260-10-45-2.

Notes to Consolidated Financial Statements, page F-6

20.	Please provide note disclosure in regard to material balance sheet accounts including due to subsidiaries and loans payable. In addition, please ensure that totals in your note disclosures agree to the corresponding balance sheet amounts.

(6)	Goodwill, page F-10

21.	We note your disclosure regarding impairment testing for your Talent Beacon, LLC acquisition, and your determination, that as the acquisition was recent and due to the impact of COVID, you recognized no goodwill impairment. Please describe your policy for testing all of your reporting units for goodwill impairment. Refer to ASC 350-20-35. Additionally, provide all disclosures required by ASC 350-20-50.

22.	Please revise to disclose the nature and amount of consideration issued to acquire TASA, Inc. HealthHR, Inc., AkVarr, Inc., and Cadan Technologies. Also, please provide the disclosures required by FASB ASC 805-20-50 for each material acquisition transaction.

(7)	Promissory Note, page F-10

23.	Please tell us how you have accounted for the convertible note issued to Apogee Ventures LLC and the basis for your treatment. Also it appears that the note amount disclosed in this footnote should be $220,000 instead of $22,000. Please revise or advise.

Robert Day

Futuris Company

May 9, 2023

(10)	Equity, page F-11

24.	Please revise to disclose all issuances of common stock, including the issuance of 6,000,000 shares in the fiscal quarter ended July 31, 2022. Additionally, please provide a table to reconcile total shares issued to your balance sheet and statements of changes in stockholder’s deficit.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services